
vtech
伟易达
开启儿童天才智慧
由伟易达开始



Returning to the Growth Path








vtech

VTech Holdings Ltd 偉易達集團

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Interim Report 2003/2004 中期報告書

for the six months ended 30th September 2003
截至二零零三年九月三十日止六個月

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Allan WONG Chi Yun
Chairman

Albert LEE Wai Kuen
Deputy Chairman

Paddy LAW Wai Leung
Group Chief Executive Officer

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

BOARD OF MANAGEMENT

Paddy LAW Wai Leung
Edwin YING Lin Kwan
Andy LEUNG Hon Kwong
James C. KRALIK
Kent WONG Wah Shun

AUDIT COMMITTEE

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

COMPANY SECRETARY

CHANG Yu Wai

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

AUDITORS

KPMG
Certified Public Accountants
Hong Kong

PRINCIPAL REGISTRAR

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

UK BRANCH REGISTRAR

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

HONG KONG BRANCH REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

OVERVIEW

VTech continued to improve its financial performance in the first half of the financial year 2004 as demonstrated by the improved net profit margin and a stronger net cash position.

This sound performance reflects continuous good performance of our Telecommunication Products and Contract Manufacturing Services (CMS) businesses, as well as the benefits arising from the initial results of our three-year strategic plan to turn around the Electronic Learning Products (ELP) business, through which we achieved tremendous cost savings. Although revenue was lower than the same period of last year, largely due to lower sales in the US market of the ELP and Telecommunication Products businesses, VTech is now returning to its growth path in both revenue and profitability, as the Group's solid financial footing enables us to begin to expand. We are confident that the second half of the financial year 2004 will deliver a stronger growth in both revenue and profitability. In addition, the launch of innovative new electronic learning products will provide a significant growth potential to rebound our ELP business in the financial year 2005 and the years beyond.

Group Results

The Group revenue for the six-month period ended 30th September 2003 declined by 13.8% to US$404.1 million. This was mainly due to lower sales in the US market of the ELP business, as was fully anticipated by management at the beginning of the financial year 2004. Revenue was also affected by a decline in sales of the Telecommunication Products business, caused by the absence of revenue from the discontinued mobile phone business, a shift in the timing of our customers' seasonal purchasing and interruption of supply of a critical component. In addition, revenue of the CMS business declined as the worldwide Electronics Manufacturing Services (EMS) industry suffered from disappointing end-market demand during the first quarter of the financial year 2004.

Despite the decline in revenue, profit attributable to shareholders on a normal operating basis rose by 8.1% to US$17.4 million, as compared with the US$16.1 million recorded in the same period of the financial year 2003, excluding the US$34.0 million exceptional income arising from settlement of a lawsuit recorded for that period. The improvement was driven by the continuous good performance of Telecommunication Products and CMS businesses. It was further supported by cost savings achieved at the ELP business, which successfully reduced selling, general and administrative costs.

Dividend

The continued rise in profitability has further strengthened VTech's financial position. In line with expectations of the Group's full year results, the directors have declared an interim dividend of US3.0 cents per ordinary share.

Liquidity Position

The Group's financial resources continued to be strong. As at 30th September 2003, the Group had cash on hand of US$75.9 million. After deducting total interest bearing debt of US$2.6 million, the net cash position as at 30th September 2003 was US$73.3 million. The Group has adequate liquidity to meet its future working capital requirements.

REVIEW OF OPERATIONS

Telecommunication Products

During the period under review, revenue of the Telecommunication Products business declined by 9.1% to US$299.0 million. The reduction reflected the absence of revenue from the discontinued mobile phone business. A shift in the timing of our customers' seasonal purchasing was another reason for the decline in revenue. This related to a number of factors, including customers' postponing holiday orders in order to more tightly manage their inventory levels as well as a difference in the timing of our new product launches. Furthermore, sales during the comparable period in the financial year 2003 included customers building additional product inventories in expectation of the October 2002 West Coast ports labour disruption.

In North America, unit sales of our 2.4GHz analog phones increased markedly due to the strong demand for our innovative VMIX phone. This was delivered in May 2003 and would have achieved higher revenue if not affected by an interruption to the supply of a critical component for that product. Sales growth was also supported by the sustained shift from 900MHz to 2.4GHz cordless phones. The significant increase in unit sales of our 5.8GHz cordless phones was also encouraging and confirmed the market's acceptance of this new product line.

The average selling prices of our high-end cordless phones declined gradually reflecting the normal price trend of consumer electronics products. To counter this price trend, VTech is increasingly introducing new products targeting specific consumer segments. The VMIX phone is a leading example. With unique features including programmable ring tones and changeable plates, it has appealed strongly to teenagers in the United States and resulted in high levels of demand from retailers.

We also continued to improve our cost structure to maintain margins. To this end, we have initiated a number of six sigma projects to improve our manufacturing, procurement and distribution operations.

Geographically, we are on track in expanding our presence in the European market. Significant progress was made during the first half of the financial year 2004 and we will continue to work closely with the Swissvoice Group and deepen our relationships with some of the best names in European telecommunications, to which we are already a key supplier.


vtech

i5801 5.8GHz Cordless Phone Handset


GiGA 2.4x
vtech



VMIX 2.4GHz Cordless Phone

TELECOMMUNICATION PRODUCTS REVENUE BY REGION (US$ million)


281.4 North America
15.0 Europe
0.4 Asia Pacific
2.2 Others



HKEIA Award Presentation Ceremony

Electronic Learning Products

Although revenue for the first six months declined by 33.6% to US$57.0 million as compared with the corresponding period of last year, we were able to show a strong improvement in profitability due to strengthened cost control. The ELP business progressed well on its road to recovery.

Despite steady sales in Europe, where VTech remains a market leader in many categories, sales in the United States continued to face challenges and revenue in this market declined, as anticipated by management at the beginning of the financial year 2004.

The reduction was mainly due to a lag effect from the previous financial year when shelf space for VTech's electronic learning products was reduced. The continued erosion of the Electronic Learning Aid market due to the popularity of personal computers and hand held games for children between the age of 6 and 12 was also a factor.

Despite lower revenue, we saw a significant improvement in the profitability of the ELP business in the first half of the financial year 2004, mainly owing to the cost rationalization initiatives implemented in the previous financial year. The improvement in profitability clearly indicates the success of the first stage of the three-year strategic plan to revitalize the ELP business that we announced in June 2003. During the first half of the financial year 2004, the business benefited from the wide-ranging measures undertaken in the previous financial year to create a much leaner operating structure. The improvement enabled the business to deliver substantially better net margins.

We have now begun to focus on the second phase of the revitalization strategy, which is to lay the foundation for a recovery in revenue through developing new product lines and revamping completely our existing product ranges. A unique new product category, TV Learning System — a platform that leverages the video game format to educate, has been developed. This new product line was previewed by major customers in the United States in October 2003 and received a very good response. We strongly believe that when we launch these new products in the calendar year 2004, we will be able to achieve a significant rebound in revenue in all our major markets, including the United States.

In addition to these initiatives in our core markets, we have begun to enter the booming China market during the first half of the financial year 2004, distributing a line of 16 specially designed products in the key cities of the affluent Pearl River Delta region adjacent to Hong Kong. The initial response has been encouraging.


fun
exciting
forward thinking
forward thinking
imagination
vtech
discovery

Alphabet Classroom™






ELECTRONIC LEARNING PRODUCTS
REVENUE BY REGION (US$ million)
13.6 North America
40.0 Europe
2.2 Asia Pacific
1.2 Others



Fly & Discover Globe™

Stack & Discover Rings™

Contract Manufacturing Services

The CMS business made important advances during the first half of the financial year 2004 and maintained stable profitability, despite revenue declining by 10.6% to US$48.1 million.

The decline in revenue resulted mainly from a shortfall in orders in the first quarter of the financial year 2004 that was caused by low end-market demand. Orders began picking up starting from the second quarter of the financial year 2004, however, as confidence returned. A slow recovery has been discernible in the worldwide EMS industry during the calendar year 2003, following two years of decline that began in the calendar year 2000.

In July and September 2003, we were able to achieve the targets we set out at the beginning of the current financial year to attain ISO13488 and TS16949 certifications. These certifications open a new avenue of growth for the business as they give us entry into the production of medical equipment and automotive products, which are important niche markets in the EMS industry.

Our client base remained stable during the period as we continued to reap the benefits of our Design for Manufacturing Programme, which helps customers to achieve cost savings in their products through our involvement in the process from the early design stage. In recognition of our outstanding customer service, the CMS business was given "Excellent Commitment and Partnership" Award by Nissei Electronics Industry Co., Ltd. in October 2003.

Outlook

The second half of the financial year 2004 has started well and we expect the financial year 2004 to show a strong improvement in our financial results. The economic environment in the US market appears to be more positive than it was at the beginning of the financial year 2004. This should combine with positive developments at the Group to allow us to look forward to growth in both revenue and profitability in the financial year 2004.

At the Telecommunication Products business, the problem of component supply for our VMIX phone has been resolved and the pent up demand should result in strong sales for this product line during the second half of the financial year 2004. The business will also benefit as the timing issues that held back revenue during the first half of the financial year 2004 contribute positively in the final six months.

In September 2003, we delivered the world's most advanced cordless phone



ISO13488 Certificate




NISSEI
Vtech Communication Ltd.
(CMS Division)
MASATO AIZAWA

"Excellent Commitment and Partnership" Award




CONTRACT MANUFACTURING SERVICES
REVENUE BY REGION (US$ million)
15.8 North America
23.1 Europe
9.2 Asia Pacific



Trade Fair in Shanghai

handset, the i5801, which features a large, colour, high resolution LCD screen, customizable picture caller ID and a recordable musical ringer. This revolutionary design helped the handset to win the "Grand Award" at the 2003 Hong Kong Electronic Industry Association Awards for Outstanding and Innovative Products.

Building on this, VTech will introduce more products, including those that target specific consumer segments in the second half of the financial year 2004. The VMIX II cordless phone, the second generation of VMIX phone, will maintain momentum in the teenage segment. This will be supported by the launch of our 2.4GHz and 5.8GHz bundles in February 2004. We will also launch our first data networking products, a market that offers considerable growth potential in the second half of the financial year 2004.

The ELP business will continue to reap the benefits of its more efficient operating structure, which we will seek to enhance further. This will ensure that the strong profit improvement seen in the first half of the financial year 2004 will continue to the end of the financial year 2004. Our existing products are selling well in Europe and the launch of our unique new product, TV Learning System, which targets children aged between three and seven years old will offer significant potential for VTech to regain shelf-space in the United States and grow revenue in all major markets in the financial year 2005.

CMS is forecast to benefit from the recent rebound in outsourced manufacturing and to demonstrate improved revenue growth as the recovery from a disappointing end-market demand takes effect. We will also continue to benefit from the increasing tendency for companies outsourcing to seek integrated solutions to their needs, a service VTech now offers. We expect to achieve modest revenue growth from our existing business lines, while entering the medical equipment and automotive products markets. In addition, we will begin to implement the cell-based manufacturing process already used successfully by VTech's other businesses to drive further gains in productivity.

In the second half of the financial year 2004, the Group will also expand its presence in mainland China through our electronic learning products, as we move beyond the Pearl River Delta to the cities of the Yangtze River Delta and Beijing.

In addition to geographic expansion across China with electronic learning products and in Europe with telecommunication products, we intend to leverage our core competencies in technology, global distribution networks and brands to enter new product categories where we believe we have competitive advantages. In doing so, we intend to combine in-house and outsourced resources in the design and manufacturing process to minimise both capital expenditure and risk.

Last but not the least, I would like to thank my fellow directors and senior management, as well as all VTech employees for their ongoing commitment to ensure continued improvement for the Group. Likewise, my thanks go out to our customers and business partners for their invaluable supports.

Allan WONG Chi Yun
Chairman
Hong Kong, 19th November 2003



Trade Fair in China



1.8GHz Cordless Phones for European Markets



Design for Manufacturing Programme introduced by CMS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million	(Audited) Year ended 31st March 2003 US$ million
Revenue	2	404.1	468.7	866.5
Cost of sales		(272.5)	(317.0)	(577.5)
Gross profit		131.6	151.7	289.0
Selling and distribution costs		(73.4)	(81.9)	(166.8)
Administrative and other operating expenses		(21.5)	(33.6)	(65.7)
Research and development expenses		(15.7)	(16.6)	(31.0)
Gain on settlement of a lawsuit		—	34.0	34.0
Operating profit	2 & 3	21.0	53.6	59.5
Net finance income/(costs)	4	0.2	(1.3)	(1.0)
Share of results of associates		—	(0.4)	(0.2)
Profit from ordinary activities before taxation		21.2	51.9	58.3
Taxation	5	(3.8)	(1.5)	(17.4)
Profit from ordinary activities after taxation		17.4	50.4	40.9
Minority interest		—	(0.3)	(0.1)
Profit attributable to shareholders		17.4	50.1	40.8
Dividend	6			
— Interim		6.8	3.4	3.4
— Final				4.5
Earnings per share (in US cents)	7			
— Basic		7.7	22.2	18.1
— Diluted		7.7	22.2	18.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million	(Audited) Year ended 31st March 2003 US$ million
Shareholders' equity at beginning of period		127.5	89.4	89.4
Exchange translation differences		(0.8)	(0.4)	(0.2)
Realization of hedging reserve		—	0.8	0.4
Fair value losses on hedging during the period		(0.9)	(2.3)	—
Surplus arising on revaluation of other properties		—	—	0.5
Net (losses)/gains not recognized in the income statement		(1.7)	(1.9)	0.7
Profit attributable to shareholders		17.4	50.1	40.8
Dividend approved and paid during the period	6	(4.5)	—	(3.4)
Shareholders' equity at end of period		138.7	137.6	127.5

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30th September 2003 US$ million	2002 US$ million	(Audited) 31st March 2003 US$ million
Non-current assets				
Tangible assets	8	46.9	53.1	48.0
Leasehold land payments		1.9	3.0	2.7
Deferred tax assets		4.6	4.3	3.9
Investments		0.2	0.2	0.2
		53.6	60.6	54.8
Current assets				
Stocks		142.4	143.4	84.0
Assets held for sale		8.0	8.0	8.0
Debtors and prepayments	9	185.1	229.8	139.9
Taxation recoverable		—	3.2	1.5
Cash and cash equivalents		75.9	37.3	70.4
		411.4	421.7	303.8
Current liabilities				
Creditors and accruals	10	(266.6)	(280.1)	(171.4)
Provisions		(42.4)	(44.7)	(40.4)
Borrowings	11	(0.5)	(9.5)	(0.5)
Taxation payable		(13.2)	(3.5)	(15.0)
		(322.7)	(337.8)	(227.3)
Net current assets		88.7	83.9	76.5
Total assets less current liabilities		142.3	144.5	131.3
Non-current liabilities				
Borrowings	11	(2.1)	(4.6)	(2.2)
Deferred tax liabilities		(1.5)	(1.2)	(0.8)
		(3.6)	(5.8)	(3.0)
Minority interest		—	(1.1)	(0.8)
Net assets		138.7	137.6	127.5
Capital and reserves				
Share capital	12	11.3	11.3	11.3
Reserves	13	127.4	126.3	116.2
Shareholders' funds		138.7	137.6	127.5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million	(Audited) Year ended 31st March 2003 US$ million
Net cash generated from operating activities	20.3	58.1	110.6
Net cash used in investing activities	(7.9)	(0.6)	(4.5)
Net cash used in financing activities	(5.4)	(81.5)	(96.4)
Effect of exchange rate changes	(1.5)	(1.8)	(2.4)
Increase/(decrease) in cash and cash equivalents	5.5	(25.8)	7.3
Cash and cash equivalents at beginning of period	70.4	63.1	63.1
Cash and cash equivalents at end of period	75.9	37.3	70.4

The notes on pages 7 to 10 form an integral part of these condensed consolidated financial statements.

1 BASIS OF PREPARATION The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 — Interim Financial Reporting adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31st March 2003 included in the interim condensed consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2003 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25th June 2003.

The same accounting policies adopted in the 2003 annual financial statements have been applied to the interim condensed consolidated financial statements.

2 SEGMENT INFORMATION The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September			
	Revenue 2003 US$ million	Revenue 2002 US$ million	**Operating profit/(loss) 2003 US$ million**	Operating profit/(loss) 2002 US$ million
Telecommunication and electronic products	**402.9**	467.5	**23.5**	55.6
Other activities	**1.2**	1.2	**(2.5)**	(2.0)
	404.1	468.7	**21.0**	53.6

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September			
	Revenue 2003 US$ million	Revenue 2002 US$ million	**Operating profit/(loss) 2003 US$ million**	Operating profit/(loss) 2002 US$ million
North America	**310.8**	386.1	**16.3**	51.8
Europe	**78.1**	61.3	**5.0**	1.5
Asia Pacific	**11.8**	17.7	**(0.5)**	0.2
Others	**3.4**	3.6	**0.2**	0.1
	404.1	468.7	**21.0**	53.6

3 OPERATING PROFIT The operating profit is arrived at after charging the following:

		(Unaudited) Six months ended 30th September	
	Note	**2003 US$ million**	2002 US$ million
Depreciation	8	**9.4**	13.6
Loss on disposal of tangible assets and leasehold land		**0.6**	1.0

4 NET FINANCE INCOME/(COSTS)

	(Unaudited) Six months ended 30th September	
	2003 US$ million	2002 US$ million
Interest expense	**(0.1)**	(2.3)
Interest income	**0.3**	1.0
	0.2	(1.3)

5 TAXATION

	(Unaudited) Six months ended 30th September	
	2003 US$ million	2002 US$ million
Company and subsidiaries		
Hong Kong	**3.4**	1.2
United Kingdom	**—**	(0.1)
U.S.A.	**0.2**	0.3
Other countries	**0.2**	0.1
	3.8	1.5

Tax on profit has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

The Group is currently negotiating with the Hong Kong Inland Revenue Department regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. The aim of the negotiations is to resolve the dispute amicably. The outcome of these negotiations remained unsettled as at 30th September 2003.

The Group made a provision of US$11.0 million in the previous year, representing the directors' best estimates of any liabilities which may arise on settlement of this dispute. No further provision in this respect was considered necessary for the six months ended 30th September 2003.

6 DIVIDENDS

(a) *Dividends attributable to the period :*

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million
Interim dividend declared of US3.0 cents per share (2002: US1.5 cents)	**6.8**	3.4

The interim dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) Final dividend of US2.0 cents per share (2002: Nil) proposed after 31st March 2003, which totaled US$4.5 million was approved and paid during the period.

7 EARNINGS PER SHARE The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$17.4 million (2002: US$50.1 million) and the weighted average of 225.5 million (2002: 225.5 million) ordinary shares in issue during the period. There were no potential dilutive ordinary shares in existence for both periods presented.

8 TANGIBLE ASSETS

	(Unaudited) US$ million
Balance as at 1st April 2003	48.0
Additions	9.2
Disposals	(1.7)
Depreciation	(9.4)
Effect of changes in exchange rates	0.8
Balance as at 30th September 2003	**46.9**

9 DEBTORS AND PREPAYMENTS Total debtors and prepayments of US$185.1 million (31st March 2003: US$139.9 million) includes *trade debtors of US$165.6 million (31st March 2003: US$123.0* million).

An ageing analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
0-30 days	**135.4**	54.5
31-60 days	**19.8**	41.6
61-90 days	**5.2**	10.2
>90 days	**5.2**	16.7
Total	**165.6**	123.0

The majority of the Group's sales are on letter of credit and on open *credit with varying credit terms of 30 to 90 days. Certain open credit* sales are covered by credit insurance or bank guarantees.

10 CREDITORS AND ACCRUALS Total creditors and accruals of *US$266.6 million (31st March 2003: US$171.4 million)* includes trade creditors of US$139.1 million (31st March 2003: US$59.5 million).

An ageing analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
0-30 days	**61.6**	28.7
31-60 days	**45.3**	11.5
61-90 days	**22.1**	11.9
>90 days	**10.1**	7.4
Total	**139.1**	59.5

11 BORROWINGS

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
Bank loans and finance lease obligations		
Repayable by instalments, any one of which is due for repayment after five years:		
Secured bank loans	**1.0**	1.0
Repayable by instalments, all of which are due for repayment within five years:		
Secured bank loans	**1.4**	1.4
Obligations under finance leases	**0.2**	0.3
	1.6	1.7
Less: amounts due within one year included under current liabilities:		
Secured bank loans	**(0.4)**	(0.4)
Obligations under finance leases	**(0.1)**	(0.1)
	(0.5)	(0.5)
	2.1	2.2
Non-current bank loans and finance lease obligations are repayable as follows:		
Between one and two years	**0.5**	0.5
Between two and five years	**0.6**	0.7
In more than five years	**1.0**	1.0
	2.1	2.2

The secured bank loans are denominated in Euro, secured against land and buildings and bear interest at rates vary from 5.1% to 6.7% (31st March 2003: 5.1% to 6.7%).

12 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share capital

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
Authorized		
Ordinary shares: 400,000,000 (31st March 2003: 400,000,000) of US$0.05 each	20.0	20.0

	(Unaudited) 30th September 2003 No. of shares	2003 US$ million	(Audited) 31st March 2003 US$ million
Issued and fully paid			
Ordinary shares of US$0.05 each: Beginning of period and end of period	225,527,133	11.3	11.3

Share options

(i) The 2001 Scheme Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorized, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

The directors are of the view that value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis of speculative assumptions. Accordingly, the directors believe that any calculation of the value of options will not be meaningful and may be misleading to shareholders.

As at 30th September 2003, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 17,075,000, which represented approximately 7.6% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2003	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 30th September 2003
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	15,430,000	—	—	(75,000)	15,355,000
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	1,720,000	—	—	—	1,720,000
			17,150,000	—	—	(75,000)	17,075,000

Note 1: Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this Interim Report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

(ii) HomeRelay Plan Pursuant to the stock option plan adopted by a subsidiary, HomeRelay Communications, Inc. ("HomeRelay") in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10.0% of HomeRelay's common stock in issue from time to time.

Prior to 10th September 2003, the number of common stock issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.5% of the then issued share capital of HomeRelay. All outstanding options lapsed on 30th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan. The movements in the stock options under the HomeRelay Plan during the period were as follows:

Date of grant (Note 1)	Weighted average exercise price	Exercisable period	Balance in issue at 1st April 2003	Number of stock options granted during the period	Number of stock options exercised during the period	Number of stock options lapsed/cancelled during the period	Balance in issue at 30th September 2003
1st September 2000 to 22nd February 2001	US$1.0	1st September 2000 to 21st February 2011	705,475	—	—	(705,475)	—

Note 1: The stock options were granted to the employees concerned during the said period from 1st September 2000 to 22nd February 2001 and the information can only be shown within a reasonable range in this Interim Report.

REGULATORY INFORMATION AND NOTES FOR SHAREHOLDERS

Warrants Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark licence agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireless telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the subscription price of these warrants was revised to HK$8.43 (being the lower of the initial subscription price of HK$20.0 and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

No warrants have been exercised since the date of grant.

13 RESERVES

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
Share premium	**74.3**	74.3
Other properties revaluation reserve	**6.1**	6.8
Revenue reserve	**55.5**	41.9
Exchange reserve	**(7.6)**	(6.8)
Hedging reserve	**(0.9)**	—
	127.4	116.2

14 CAPITAL COMMITMENTS

	(Unaudited) 30th September 2003 US$ million	(Audited) 31st March 2003 US$ million
Authorized but not contracted for	**3.4**	17.0
Contracted but not provided for	**8.1**	3.2
	11.5	20.2

INTERIM DIVIDENDS The directors have declared an interim dividend for the six months ended 30th September 2003 of US3.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 29th December 2003. It is expected that the interim dividends will be paid on 8th January 2004.

The interim dividends will be payable in United States cents save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 18th December 2003.

LIQUIDITY AND FINANCIAL RESOURCES As at 30th September 2003, the Group had net cash of US$73.3 million after deducting the total interest bearing debt of US$2.6 million. The maturity profile of indebtedness is contained in note 11 to the condensed consolidated financial statements. A majority of the Group's borrowings was denominated in Euro, on a fixed interest rate basis and secured against land and buildings. The gross debt to shareholders' funds ratio stood at 1.9% as at 30th September 2003.

The objective of the Group's treasury policies is to mitigate risks and exposures to the Group due to fluctuations in foreign currency exchange rates and interest rates. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge against major exposures.

CLOSURE OF REGISTER OF MEMBERS The register of members of the Company will be closed from 19th December 2003 to 29th December 2003, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Thursday, 18th December 2003.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS Details of the movements in share capital, share options and warrants of the Company are shown in note 12 to the condensed consolidated financial statements.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES As at 30th September 2003, the interests and short positions of the directors and chief executive of the Company in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") were as follows:

(1) Long position in the ordinary shares of the Company

Name of director	Capacity	Number of shares held	Total number of shares held
Allan WONG Chi Yun	Beneficial owner	10,307,393	88,377,229
	Interest of spouse	3,968,683	
	Founder interest	74,101,153 (Note 1)	
Albert LEE Wai Kuen	Beneficial owner	499,332	499,332
Paddy LAW Wai Leung	—	—	—
Raymond CH'IEN Kuo Fung	—	—	—
William FUNG Kwok Lun	Beneficial owner	632,200	1,041,630
	Interest of spouse	409,430	
Michael TIEN Puk Sun	Founder interest	1,123,000 (Note 2)	1,123,000
Patrick WANG Shui Chung	—	—	—

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Newcourt Trustees Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun is the founder. Newcourt Trustees Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which is a wholly owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust of which Mr. Michael TIEN Puk Sun is the founder.

(2) Share options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note 1)	Number of share options as at 1st April 2003	Number of share options as at 30th September 2003
Allan WONG Chi Yun	11th March 2002	HK$10.2	11th March 2005 to 10th March 2007	2,000,000	2,000,000
Albert LEE Wai Kuen	5th March 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	1,750,000
Paddy LAW Wai Leung	5th March 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	1,750,000
Paddy LAW Wai Leung	26th July 2002	HK$8.71	26th July 2005 to 25th July 2007	150,000	150,000

Note 1: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

Save as disclosed above, as at 30th September 2003, none of the directors and chief executive of the Company has any interest or short position in the shares or the underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies containing in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

SUBSTANTIAL SHAREHOLDINGS As at 30th September 2003, according to the register maintained by the Company under Section 336 of the SFO and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Percentage of shareholding
HKSCC Nominees Limited	Nominee	106,546,696	47.24%
Newcourt Trustees Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	32.86%
Honorex Limited	Beneficial owner	1,416,325	29.67%
	Interest of controlled corporation (Notes 1 & 3)	65,496,225	
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	29.04%
Value Partners Limited	Investment manager (Notes 2 & 3)	26,807,000	11.89%
CHEAH Cheng Hye	Interest of controlled corporation (Notes 2 & 3)	26,807,000	11.89%
HSBC Nominees (Hong Kong) Limited	Nominee	16,012,483	7.10%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.19%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited (" Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Newcourt Trustees Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. Wong"), a director of the Company, is the founder. Newcourt Trustees Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. Wong's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares and underlying shares" above.

Note 2: Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 32.53% interest in Value Partners Limited.

Note 3: The interest stated above represents long position.

Save as disclosed above, the Company has not been notified by any person (other than the directors of the Company) who had interests or short positions in the shares or underlying shares of the Company as at 30th September 2003 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

SHARE OPTION SCHEME The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the 2001 Scheme include employees of the Company and/or any of its subsidiaries, including executive directors (but excluding non-executive directors) of any of such companies. Details of the 2001 Scheme are set out in note 12 to the condensed consolidated financial statements.

CONNECTED TRANSACTION On 11th April 2003, the Company as tenant entered into an agreement with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing on 1st April 2003 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun, a director of the Company, in accordance with the terms of his employment contract. At time of entering into the lease, Aldenham was a company 50% owned by Mr. Allan WONG Chi Yun's wife and 50% owned by a trust the beneficiaries of which are Mr. Allan WONG Chi Yun and his family members. Aldenham was therefore a connected person of the Company as defined in the Listing Rules. The entering into the lease by the Company constituted a connected transaction for the Company under Chapter 14 of the Listing Rules and a transaction with a related party under Chapter 11 of the UK Listing Rules as announced on 11th April 2003.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES The Company has not redeemed any of its shares during the six months ended 30th September 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim consolidated financial statements for the six months ended 30th September 2003.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

CODE OF BEST PRACTICE In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period under review except that certain independent non-executive directors of the Company are not appointed for a specific term.

概覽

偉易達集團於二零零四財政年度上半年錄得邊際純利增長及更充裕的淨現金狀況，足見集團的財務表現持續改善。

期內穩健的業績，反映集團電訊產品及承包生產業務的表現保持良好，而集團為改革電子學習產品業務而推行的三年策略性計劃亦初見成效，大幅減省成本開支。期內集團的收入雖然低於去年同期，主要由於電子學習產品及電訊產品業務在美國市場的銷售額下降所致，但憑著穩固的財務基礎，使集團得以積極拓展業務，令偉易達的收入及盈利現正重納升軌，我們有信心集團之收入及盈利於本財政年度下半年將可錄得更可觀的增長。此外，集團全新之電子學習產品將有助該業務的收入及盈利於二零零五財政年度及以後回升。

集團業績

截至二零零三年九月三十日止的六個月期間，集團收入下降13.8%至404,100,000美元。如管理層於二零零四財政年度初預期，收入下降主要因為電子學習產品業務在美國市場的銷售額下跌。另一方面，集團結束流動電話業務引致收入減少，加上客戶改變季節性採購的時間及主要零件供應短缺，亦導致電訊產品業務的銷售額下跌，影響集團的收入。此外，全球電子生產服務業在二零零四財政年度首季受用家市場需求疲弱的影響，令集團承包生產業務的收入下降。

儘管集團收入減少，但正常業務的股東應佔溢利卻增至17,400,000美元，較二零零三財政年度同期撇除因訴訟和解帶來的34,000,000美元特殊收入後的16,100,000美元上升8.1%。盈利得以改善是由於電訊產品及承包生產業務保持良好表現，加上電子學習產品業務成功減省成本，使銷售、一般及行政支出減少。

股息

盈利持續上升進一步鞏固偉易達集團之財務狀況。展望全年業績將可達集團預期目標，董事會宣布派發中期股息每股普通股3.0美仙。

流動資金狀況

集團的財務狀況持續穩健。於二零零三年九月三十日，集團擁有手頭現金75,900,000美元，扣除計息負債總額2,600,000美元後，集團於二零零三年九月三十日持有淨現金73,300,000美元。集團擁有足夠的流動資金以應付未來的營運資金需求。

業務回顧

電訊產品

期內電訊產品業務收入下降9.1%至299,000,000美元，反映結束流動電話業務導致收入減少。收入減少的另一個原因是客戶改變季節性採購的時間，其中涉及多項因素，包括客戶延遲落單的時間以加強他們的存貨管理，以及新產品推出的時間有所不同所致。此外，二零零三財政年度同期的銷售額包含了客戶因預見美國西岸港口於二零零二年十月爆發工潮而累積的額外存貨。

在北美洲，市場對創新的VMIX電話需求殷切，帶動2,400兆赫模擬制式電話的銷量顯著增加。VMIX電話於二零零三年五月付運，若非受一種重要零件缺貨影響，銷售額應該會更加可觀。此外，市場需求繼續由900兆赫轉向2,400兆赫無繩電話，亦有助電訊產品業務提升其銷售額。另外，5,800兆赫無繩電話銷量激增，同樣令人鼓舞，並肯定這款新產品已為市場所接納。

集團高檔次之室內無繩電話平均售價逐漸下跌，這反映了消費電子產品之正常價格趨勢。為了抗衡此價格趨勢，偉易達正加強推出專為特定顧客層而設的嶄新產品，例如VMIX電話。VMIX電話內置自編鈴聲功能，設有可替換外殼，對美國青少年深具吸引力，因此零售商對這項產品亦需求甚殷。

為保持邊際利潤，我們亦繼續改善成本結構，包括展開多個「六標準差」(six sigma)項目，以改善生產、採購及分銷運作程序。

地域拓展方面，集團在歐洲市場的擴展步伐與計劃相符，並於二零零四財政年度上半年取得重大進展。我們將繼續與Swissvoice Group緊密合作，並與歐洲一些最知名的電訊商加強業務關係。目前集團已是他們的主要供應商之一。


vtech


GiGA 2.4X
vtech
Innovation Beyond Technology



VMIX 2,400兆赫無繩電話

按經營地區劃分的電訊產品收入
（百萬美元）


281.4 北美洲
15.0 歐洲
0.4 亞太區
2.2 其他



i5801 5,800兆赫無繩電話手機

香港電子業商會「創新科技獎」頒獎典禮

電子學習產品

雖然電子學習產品業務於二零零四財政年度首六個月錄得收入57,000,000美元，下跌33.6%，但集團仍能憑著加強節流措施令盈利大幅改善。電子學習產品業務的進展理想並朝着復甦之路邁進。

在歐洲，電子學習產品業務在多個產品類別均佔有領導地位，銷售額亦保持穩定；然而，該業務在美國仍然面對挑戰，並如管理層於二零零四財政年度初所預期，收入錄得跌幅。

收入減少主要由於上一財政年度的影響所致。當時集團之電子學習產品於銷售場地的貨架空間已被縮減，加上個人電腦和手提遊戲機大受六至十二歲的兒童歡迎，持續侵蝕電子學習輔助產品的市場，亦是導致電子學習產品業務收入下跌的主要因素。

儘管二零零四財政年度上半年的收入減少，但電子學習產品業務的盈利表現卻顯著改善，主要由於集團在上一財政年度切實執行節流措施。盈利好轉，反映我們在二零零三年六月為振興電子學習產品業務而推出的三年策略性計劃，已取得首階段的成功。在二零零四財政年度上半年，電子學習產品業務受惠於上一財政年度推行的多項措施，營運架構變得更精簡，令邊際利潤得以大幅提升。

現在，我們已開始將注意力集中於振興策略的第二階段，便是透過開發新產品及全面改革現有產品類別，為恢復收入增長奠定基礎。偉易達已開發一項獨一無二的全新產品類別 — 電視學習系統。此乃融滙電視遊戲於學習的平台，並已率先於二零零三年十月向美國主要的客戶披露，結果反應非常理想。我們深信，當這些新產品於二零零四年推出後，集團在美國等主要市場的收入將會顯著回升。

除了在集團的核心市場推行上述策略外，我們亦已於二零零四財政年度上半年進軍發展蓬勃的中國市場，在鄰近香港的珠江三角洲地區內的主要城市分銷一系列共十六款特別為中國市場而設計的產品，初步反應令人鼓舞。


fun
forward thinking
exciting
forward thinking
imagination
vtech
discovery

Alphabet Classroom™






按經營地區劃分的電子學習產品收入
（百萬美元）
13.6 北美洲
40.0 歐洲
2.2 亞太區
1.2 其他



Fly & Discover Globe™

Stack & Discover Rings™

承包生產業務

於二零零四財政年度上半年，承包生產業務取得重大進展，縱然收入下跌10.6%至48,100,000美元，但盈利仍能保持穩定。

收入下降主要由於用家市場需求疲弱，導致二零零四財政年度首季訂單減少。然而，隨著市場恢復信心，訂單數量已於二零零四財政年度的第二季開始回升。全球電子生產服務業自二零零零年起經歷兩年的不景氣後，亦於二零零三年出現緩慢復甦的跡象。

二零零三年七月及九月，我們達到在二零零四財政年度初所訂下的目標，取得了ISO13488 及 TS16949 認證。集團可藉此進軍電子生產服務業兩大重要市場 — 醫療設備及汽車產品製造行列，為承包生產業務開拓全新的業務增長來源。

期內集團的客戶層保持穩定，因承包生產業務繼續受惠於生產設計計劃（Design for Manufacturing Programme）所帶來的裨益。透過該計劃，我們從初步設計階段起便參與客戶的製造項目，成功幫助客戶的產品節省成本。憑著出色的客戶服務，承包生產業務於二零零三年十月榮獲 Nissei Electronics Industry Co., Ltd. 頒發的「Excellent Commitment and Partnership」大獎。

展望

二零零四財政年度下半年已有一個好開始，我們預期，集團於二零零四財政年度的業績將有顯著改善。由於美國市場之經濟環境已較財政年度初好轉，加上集團業務的利好發展，我們預期集團在二零零四財政年度將可錄得收入及盈利增長。

電訊產品業務方面，VMIX電話的零件缺貨問題已經解決，在積壓需求的帶動下，該產品於二零零四財政年度下半年應會錄得驕人的銷售成績。另外，該業務於二零零四財政年度下半年的業績亦會因上半年度的收入受到時間性問題所推遲而受惠。

二零零三年九月，我們推出全球最先進的5,800兆赫無繩電話手機i5801，其特色包括特大彩色高解像液晶顯示屏、自編來電顯示圖像及下載音樂鈴聲等。憑著其革命性的



ISO13488 認證


SGS
NISSEI
Vtech Communication Ltd.
(CMS Division)
MASATO AIZAWA
NISSEI ELECTRONICS INDUSTRY CO., LTD.

「Excellent Commitment and Partnership」大獎



按經營地區劃分的承包生產業務收入（百萬美元）


15.8 北美洲
23.1 歐洲
9.2 亞太區



於上海舉行的業務推介會

設計，i5801手機贏得二零零三年度香港電子業商會「創新科技獎全場大獎」。

集團將會再接再勵，於二零零四財政年度下半年推出更多新產品，包括針對特定顧客層的電話產品，其中 VMIX 第二代無綫電話 VMIX II 將會繼續受到青少年的歡迎，加上將於二零零四年二月推出的2,400兆赫及5,800兆赫無綫電話套裝，銷售動力勢必持續不斷。此外，我們亦將於二零零四財政年度之下半年推出首批數據網絡產品，這個市場將會為電訊產品業務帶來可觀的發展潛力。

電子學習產品業務將進一步改善其營運架構，以繼續受惠於營運效率提升帶來的裨益，同時亦確保在二零零四財政年度上半年取得顯著改善的盈利表現能持續至二零零四財政年度完結。集團現有之電子學習產品在歐洲的銷情理想，而在推出以三至七歲兒童為對象的嶄新產品系列 — 電視學習系統後，集團將極有機會重奪在美國市場銷售場地的貨架空間，並帶動所有主要市場的收入於二零零五財政年度回升。

承包生產業務預期會受惠於近期外判生產訂單的回升，而隨著用家市場需求復甦，該業務的收入增長速度可望加快。由於愈來愈多企業透過外判來配合整體的營運需要，偉易達將能繼續透過提供承包生產服務而受惠於這個外判趨勢。我們預期在進軍醫療設備及汽車產品市場的同時，現有業務的收入將會溫和增長。此外，該業務將會開始採用集團其他業務已取得成功的小組生產模式，以進一步提升生產力。

於二零零四財政年度下半年，集團亦將透過電子學習產品，將內地業務由珠江三角洲延展至長江三角洲的城市以至北京。

除了分別以電子學習產品及電訊產品拓展中國內地及歐洲市場外，我們更計劃發揮在科技、全球分銷網絡及品牌上的強大實力，進軍我們相信集團具備競爭優勢的嶄新產品領域。我們將結合設計及生產方面的內外資源，盡量減低資本開支及風險。

最後，我要感謝偉易達董事會各董事、高級管理層及全體員工，為持續改善集團業務努力不懈。在此我亦向集團的客戶和業務夥伴，就他們給予集團的寶貴支持致以衷心謝意。

主席
黃子欣
香港，二零零三年十一月十九日


Vtech
於中國舉行的招商會


銷售至歐洲市場之1,800兆赫無綫電話


承包生產業務推行的生產設計計劃

簡明綜合財務報表

簡明綜合損益表

	附註	(未經審核) 截至九月三十日止之六個月 二零零三年 百萬美元	 二零零二年 百萬美元	(已審核) 截至 三月三十一日 止之年度 二零零三年 百萬美元
收入	2	**404.1**	468.7	866.5
銷售成本		**(272.5)**	(317.0)	(577.5)
毛利		**131.6**	151.7	289.0
銷售及分銷成本		**(73.4)**	(81.9)	(166.8)
管理及其他經營費用		**(21.5)**	(33.6)	(65.7)
研究及開發費用		**(15.7)**	(16.6)	(31.0)
訴訟和解之收益		**—**	34.0	34.0
經營溢利	2&3	**21.0**	53.6	59.5
財務收入/(支出)淨額	4	**0.2**	(1.3)	(1.0)
應佔聯營公司業績		**—**	(0.4)	(0.2)
除稅前正常業務溢利		**21.2**	51.9	58.3
稅項	5	**(3.8)**	(1.5)	(17.4)
除稅後正常業務溢利		**17.4**	50.4	40.9
少數股東權益		**—**	(0.3)	(0.1)
股東應佔溢利		**17.4**	50.1	40.8
股息	6			
—中期		**6.8**	3.4	3.4
—末期				4.5
每股盈利(美仙)	7			
—基本		**7.7**	22.2	18.1
—攤薄		**7.7**	22.2	18.1

簡明綜合權益變動表

	附註	(未經審核) 截至九月三十日止之六個月 二零零三年 百萬美元	 二零零二年 百萬美元	(已審核) 截至 三月三十一日 止之年度 二零零三年 百萬美元
於期初的股東權益		**127.5**	89.4	89.4
滙兌差額		**(0.8)**	(0.4)	(0.2)
對沖儲備變現		**—**	0.8	0.4
期內進行對沖的公平價值虧損		**(0.9)**	(2.3)	—
重估其他物業產生的盈餘		**—**	—	0.5
沒有在損益表確認的(虧損)/收益淨額		**(1.7)**	(1.9)	0.7
股東應佔溢利		**17.4**	50.1	40.8
期內核准及支付的股息	6	**(4.5)**	—	(3.4)
於期末的股東權益		**138.7**	137.6	127.5

簡明綜合資產負債表

	附註	(未經審核) 九月三十日 二零零三年 百萬美元	 二零零二年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
非流動資產				
有形資產	8	**46.9**	53.1	48.0
租賃土地付款		**1.9**	3.0	2.7
遞延稅項資產		**4.6**	4.3	3.9
投資		**0.2**	0.2	0.2
		53.6	60.6	54.8
流動資產				
存貨		**142.4**	143.4	84.0
待售資產		**8.0**	8.0	8.0
應收賬款及預付款	9	**185.1**	229.8	139.9
可收回稅項		**—**	3.2	1.5
現金及現金等價物		**75.9**	37.3	70.4
		411.4	421.7	303.8
流動負債				
應付賬款及應計費用	10	**(266.6)**	(280.1)	(171.4)
準備		**(42.4)**	(44.7)	(40.4)
借貸	11	**(0.5)**	(9.5)	(0.5)
應付稅項		**(13.2)**	(3.5)	(15.0)
		(322.7)	(337.8)	(227.3)
流動資產淨值		**88.7**	83.9	76.5
資產減流動負債總值		**142.3**	144.5	131.3
非流動負債				
借貸	11	**(2.1)**	(4.6)	(2.2)
遞延稅項負債		**(1.5)**	(1.2)	(0.8)
		(3.6)	(5.8)	(3.0)
少數股東權益		**—**	(1.1)	(0.8)
資產淨值		**138.7**	137.6	127.5
資本及儲備				
股本	12	**11.3**	11.3	11.3
儲備	13	**127.4**	126.3	116.2
股東資金		**138.7**	137.6	127.5

簡明綜合現金流動表

	(未經審核) 截至九月三十日止之六個月 二零零三年 百萬美元	 二零零二年 百萬美元	(已審核) 截至 三月三十一日 止之年度 二零零三年 百萬美元
經營活動產生的現金淨額	**20.3**	58.1	110.6
投資活動所用的現金淨額	**(7.9)**	(0.6)	(4.5)
融資活動所用的現金淨額	**(5.4)**	(81.5)	(96.4)
滙率變動的影響	**(1.5)**	(1.8)	(2.4)
現金及現金等價物增加/(減少)	**5.5**	(25.8)	7.3
於期初的現金及現金等價物	**70.4**	63.1	63.1
於期末的現金及現金等價物	**75.9**	37.3	70.4

第10至22頁的附註屬簡明綜合財務報表的一部份。

簡明綜合財務報表附註

1 **編製基準** 未經審核之中期簡明綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「上市規則」),並符合國際會計準則委員會頒布的國際會計準則第三十四條 — 中期財務報告而編製。

在中期簡明綜合財務報表所包括有關截至二零零三年三月三十一日財政年度的財務資料並非構成在該財政年度按國際財務報告準則而編製的本公司年度財務報表的整體。有關之數字由該財務報表導出。截至二零零三年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零三年六月二十五日發出的報告書中對該財務報表作出無保留意見。

中期簡明綜合財務報表採用的各項會計政策,與二零零三年度財務報表所用的會計政策一致。

2 **分部資料** 本集團的主要業務是設計,製造及分銷消費電子產品,主要業務分部是電訊及電子產品業務。

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

主要報告模式 — 業務分部

	(未經審核) 截至九月三十日止之六個月			
	收入	收入	經營溢利／(虧損)	經營溢利／(虧損)
	二零零三年	二零零二年	二零零三年	二零零二年
	百萬美元	百萬美元	百萬美元	百萬美元
電訊及電子產品	**402.9**	467.5	**23.5**	55.6
其他業務活動	**1.2**	1.2	**(2.5)**	(2.0)
	404.1	468.7	**21.0**	53.6

其次報告模式 — 地區分部

	(未經審核) 截至九月三十日止之六個月			
	收入	收入	經營溢利／(虧損)	經營溢利／(虧損)
	二零零三年	二零零二年	二零零三年	二零零二年
	百萬美元	百萬美元	百萬美元	百萬美元
北美洲	**310.8**	386.1	**16.3**	51.8
歐洲	**78.1**	61.3	**5.0**	1.5
亞太區	**11.8**	17.7	**(0.5)**	0.2
其他	**3.4**	3.6	**0.2**	0.1
	404.1	468.7	**21.0**	53.6

3 **經營溢利** 計算經營溢利時已扣除以下項目:

		(未經審核) 截至九月三十日止之六個月	
	附註	二零零三年 百萬美元	二零零二年 百萬美元
折舊	8	**9.4**	13.6
出售有形資產及租賃土地之虧損		**0.6**	1.0

4 **財務收入／(支出)淨額**

	(未經審核) 截至九月三十日止之六個月	
	二零零三年 百萬美元	二零零二年 百萬美元
利息支出	**(0.1)**	(2.3)
利息收入	**0.3**	1.0
	0.2	(1.3)

5 **稅項**

	(未經審核) 截至九月三十日止之六個月	
	二零零三年 百萬美元	二零零二年 百萬美元
本公司及附屬公司		
香港	**3.4**	1.2
英國	**—**	(0.1)
美國	**0.2**	0.3
其他國家	**0.2**	0.1
	3.8	1.5

就溢利計徵的稅項是按照本集團業務所在國家的現行稅率計算。

本集團現正與香港稅務局就集團若干附屬公司於過往年度提出之離岸收入申索的爭議進行磋商,冀可完滿地解決該爭議。於二零零三年九月三十日,有關磋商仍未有結果。

董事會認為,審慎的做法是按照其所妥善估計這項爭議獲得解決時可能產生的任何負債作準備,並已於去年計提11,000,000美元。截至二零零三年九月三十日止之六個月,毋須就以上項目增加準備。

6 股息

(a) 期內可供分派的股息：

	(未經審核) 截至九月三十日止之六個月 二零零三年 百萬美元	 二零零二年 百萬美元
已宣派中期股息每股3.0美仙 (二零零二年：1.5美仙)	**6.8**	3.4

於結算日後建議分派的中期股息尚未在結算日確認為負債。

(b) 於二零零三年三月三十一日後建議分派末期股息每股2.0美仙(二零零二年：無)，期內已批准及支付的總數為4,500,000美元。

7 每股盈利 每股基本及攤薄盈利是根據本集團期內的股東應佔溢利17,400,000美元(二零零二年：50,100,000美元)及已發行普通股的加權平均股數225,500,000股(二零零二年：225,500,000股)計算。本期及去年同期並無攤薄可能性的普通股。

8 有形資產

	(未經審核) 百萬美元
於二零零三年四月一日	48.0
增置	9.2
出售	(1.7)
折舊	(9.4)
滙率變動的影響	0.8
於二零零三年九月三十日	**46.9**

9 應收賬款及預付款 應收賬款及預付款總額為185,100,000美元(二零零三年三月三十一日：139,900,000美元)其中包括應收賬款165,600,000美元(二零零三年三月三十一日：123,000,000美元)。

按交易日期對應收賬款淨額作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
零至30天	**135.4**	54.5
31至60日	**19.8**	41.6
61至90日	**5.2**	10.2
超過90日	**5.2**	16.7
總計	**165.6**	123.0

本集團的銷售主要是以信用狀及介乎三十日至九十天期限之的無保證信貸進行。部分無保證信貸銷售以信貸保險及銀行擔保作保證。

10 應付賬款及應計費用 應付賬款及應計費用總額為266,600,000美元(二零零三年三月三十一日：171,400,000美元)其中包括應付賬款139,100,000美元(二零零三年三月三十一日：59,500,000美元)。

按交易日期對應付賬款作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
零至30天	**61.6**	28.7
31至60日	**45.3**	11.5
61至90日	**22.1**	11.9
超過90日	**10.1**	7.4
總計	**139.1**	59.5

11 借貸

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
銀行貸款及融資租賃承擔		
分期償還(任何一期須於五年後償還)：		
有抵押銀行貸款	**1.0**	1.0
分期償還(全數須於五年內償還)：		
有抵押銀行貸款	**1.4**	1.4
融資租賃承擔	**0.2**	0.3
	1.6	1.7
減：已計入流動負債並於一年內到期的部份：		
有抵押銀行貸款	**(0.4)**	(0.4)
融資租賃承擔	**(0.1)**	(0.1)
	(0.5)	(0.5)
	2.1	2.2
非流動銀行貸款及融資租賃承擔的還款期如下：		
1至2年內	**0.5**	0.5
2至5年內	**0.6**	0.7
5年後	**1.0**	1.0
	2.1	2.2

有抵押銀行貸款是以歐羅為單位，土地及樓宇作抵押品，其息率由5.1%至6.7%不等。(二零零三年三月三十一日：5.1%至6.7%)。

12 股本、購股權及認股權證

股本

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
法定		
普通股： 400,000,000股 (二零零三年三月三十一日：400,000,000股) 每股面值0.05美元	**20.0**	20.0

	(未經審核) 九月三十日 二零零三年 股份數目	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
已發行及繳足			
每股面值0.05美元之普通股： *期初與期末之結存*	**225,527,133**	**11.3**	11.3

購股權

(i) 二零零一年計劃 根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事們獲授權於批准採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之若干僱員(包括執行董事，但不包括非執行董事)授出可認購本公司股份之購股權，而認購價格將由董事根據二零零一年計劃之條款而決定。

董事們認為於期內授出予董事及僱員之購股權價值受多種因素影響，此等因素有些難以確定，有些基於理論基準而只屬猜測假設。因此，董事認為計算購股權的價值將無意義，反而會對股東造成誤導。

於二零零三年九月三十日，二零零一年計劃可予發行之股份數目為17,075,000股，約佔本公司已發行股份7.6%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期 (附註1)	行使價格	可行使期間 (附註2)	四月一日 二零零三年 已發行結存	期內授出之 購股權數目	期內已行使之 購股權數目	期內 作廢／註銷之 購股權數目	九月三十日 二零零三年 已發行結存
二零零二年二月二十六日至 二零零二年三月二十六日	10.2港元	二零零五年二月二十六日至 二零零七年三月二十五日	15,430,000	—	—	(75,000)	**15,355,000**
二零零二年七月十日至 二零零二年八月八日	8.71港元	二零零五年七月十日至 二零零七年八月七日	1,720,000	—	—	—	**1,720,000**
			17,150,000	—	—	(75,000)	**17,075,000**

附註1： 由於參與二零零一年計劃之僱員數目眾多，在本中期報告書內所示之資料只為有關數據之合理範圍。就向僱員授出之購股權而言，有關之購股權乃基於在特定之期間內有關僱員接納該購股權之建議。

附註2： 授出購股權之其中一項附帶條件是有關僱員與本公司議定，於購股權授出或視作授出及獲接納當日起計三十六個月之期間內及六十個月以後均不得行使。

(ii) HomeRelay 計劃 根據附屬公司 HomeRelay Communications, Inc.(「HomeRelay」)，於二零零零年八月採納之購股權計劃(「HomeRelay 計劃」)，HomeRelay 之董事可向其僱員授出購股權，而涉及之股份數目上限為不時 HomeRelay 已發行之普通股份之10.0%。

於二零零三年九月十日前，HomeRelay 計劃可予發行之普通股股份數目為705,475股，約佔 HomeRelay 已發行股本之9.5%。由於 HomeRelay 計劃之有關承受人已被終止受僱，因此，所有尚未行使之購股權已於二零零三年九月三十日作廢。根據 HomeRelay 計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期 (附註1)	加權平均 行使價格	可行使期間	四月一日 二零零三年 已發行結存	期內授出之 購股權數目	期內已行使之 購股權數目	期內 作廢／註銷之 購股權數目	九月三十日 二零零三年 已發行結存
二零零零年九月一日至 二零零一年二月二十二日	1.0美元	二零零零年九月一日至 二零一一年二月二十一日	705,475	—	—	(705,475)	—

附註1： 購股權乃於二零零零年九月一日至二零零一年二月二十二日之該期內向有關之僱員授出，在本中期報告書內所示之資料只為有關數據之合理範圍。

認股權證 根據本公司於二零零零年一月十九日向 AT&T Corp.(「AT&T」)發出之認股權證票據(該票據為本公司與 AT&T 訂立之品牌特許協議之一部份),按上述協議 AT&T 授予本公司為期十年之特許權以獨家使用 AT&T 品牌在美國及加拿大製造及銷售無線電話及配件,而本公司則授予 AT&T 附有可於二零一二年一月十八日或該日期以前按每股股份20.0港元認購本公司3,000,000股股份權利之認股權證。

根據於二零零二年一月二十四日訂立之經修訂AT&T品牌特許協議,該等認股權證之認購價格已修訂為8.43港元,經修訂之認購價乃按20.0港元之初步認購價或本公司股份於緊接二零零二年七月十五日前五個交易日在香港聯合交易所有限公司所報收市價之平均價值以其中較低者為基準而釐定,以及認股權證之屆滿日已作出修訂至二零一一年十二月十二日。

自授出日期以來,概無任何認股權證獲行使。

13 儲備

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
股份溢價	**74.3**	74.3
其他物業重估儲備	**6.1**	6.8
收入儲備	**55.5**	41.9
滙兌儲備	**(7.6)**	(6.8)
對沖儲備	**(0.9)**	—
	127.4	116.2

14 資本承擔

	(未經審核) 九月三十日 二零零三年 百萬美元	(已審核) 三月三十一日 二零零三年 百萬美元
已授權但未訂約	**3.4**	17.0
已訂約但未提發準備	**8.1**	3.2
	11.5	20.2

規則及致股東資料

中期股息 董事會宣告派發截至二零零三年九月三十日止每股普通股3.0美仙之中期股息予於二零零三年十二月二十九日辦公時間結束時名列本公司股東名冊上之股東。中期股息將於二零零四年一月八日支付。

上述中期股息將以美仙支付,惟註冊地址在香港之股東將可收取等值港幣之中期股息,而名列本公司英國股東名冊上之股東則可收取等值英鎊之中期股息。等值港幣及英鎊之中期股息均以二零零三年十二月十八日香港上海滙豐銀行有限公司向本公司提供之當日中位滙率計算。

流動資金與財務資源 於二零零三年九月三十日,在扣除2,600,000美元計息負債總額後,集團有淨現金73,300,000美元。債務之到期日請參閱簡明綜合財務報表附註11。集團大部分債項均以歐元為單位,按固定息率計息,並以土地及樓宇作抵押品。於二零零三年九月三十日,總負債與股東資金比率為1.9%。

集團的財務政策目標是減低滙率及息率波動所產生的風險及影響。集團的政策是不參與任何投機活動,但會透過遠期外匯合約以對沖重大風險。

暫停辦理股份過戶登記手續 本公司將於二零零三年十二月十九日至二零零三年十二月二十九日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間,本公司將不會接受股份過戶登記。

為確保獲得派發中期股息之權利,所有股份過戶文件連同有關股票,最遲須於本公司股份過戶登記處之當地時間二零零三年十二月十八日(星期四)下午四時前送達本公司股份過戶登記處辦理登記。

本公司於百慕達之主要股份過戶登記處為 Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda,於英國之股份過戶登記分處為 Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom,於香港之股份過戶登記分處為位於 香港皇后大道東183號合和中心17樓1712–1716室香港中央證券登記有限公司。

股本、購股權及認股權證 本公司股本、購股權及認股權證之變動情況詳載於簡明綜合財務報表附註12。

董事於股份及相關股份之權益及淡倉 於二零零三年九月三十日，本公司各董事及最高行政人員於本公司之股份及相關股份中擁有根據證券及期貨條例第352條須存置的登記冊內所載及根據英國 Financial Services Authority（金融服務監察局）上市規則（「英國上市規則」）第16.13至16.17條之規定須知會 UK Listing Authority（英國上市監察局）之紀錄所載之權益及淡倉如下：

(1) 本公司普通股好倉

董事姓名	持有股份的身份	持有股份數目	總持有股份數目
黃子欣	實益擁有人	10,307,393	88,377,229
	配偶的權益	3,968,683	
	信託成立人權益	74,101,153 (附註1)	
李偉權	實益擁有人	499,332	499,332
羅偉良	—	—	—
錢果豐	—	—	—
馮國綸	實益擁有人	632,200	1,041,630
	配偶的權益	409,430	
田北辰	信託成立人權益	1,123,000 (附註2)	1,123,000
汪穗中	—	—	—

附註1： 該等股份由 Honorex Limited（「Honorex」）直接持有1,416,325股，Conquer Rex Limited（「Conquer Rex」）直接持有65,496,225股及 Twin Success Pacific Limited（「Twin Success」）直接持有7,188,603股。Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Newcourt Trustees Limited 之全資附屬公司，而該酌情信託之成立人為黃子欣先生。Newcourt Trustees Limited 視作間接持有總權益74,101,153股及 Honorex 亦視作間接持有65,496,225股。

附註2： 該等股份已登記於 Romsley International Limited 之名下，其為 J.P. Morgan Trust Company (Bahamas) Limited 之全資附屬公司。而 J.P. Morgan Trust Company (Bahamas) Limited 為酌情信託 The Joy Plus Trust 之受託人。田北辰先生為該酌情信託之成立人。

(2) 購股權

				持有購股權數目	
董事姓名	授出日期	行使價格	可行使期間 (附註1)	四月一日 二零零三年	九月三十日 二零零三年
黃子欣	二零零二年三月十一日	10.2港元	二零零五年三月十一日至二零零七年三月十日	2,000,000	2,000,000
李偉權	二零零二年三月五日	10.2港元	二零零五年三月五日至二零零七年三月四日	1,750,000	1,750,000
羅偉良	二零零二年三月五日	10.2港元	二零零五年三月五日至二零零七年三月四日	1,750,000	1,750,000
羅偉良	二零零二年七月二十六日	8.71港元	二零零五年七月二十六日至二零零七年七月二十五日	150,000	150,000

附註1： 授出購股權之其中一項附帶條件是有關之承授人與本公司議定，於購股權授出或視作授出及獲接納當日起計三十六個月之期間內不得行使，而於購股權授出或視作授出及獲接納當日起計六十個月以後亦不得行使。

除上文所披露者外，於二零零三年九月三十日，概無本公司董事及最高行政人員於本公司或其聯營公司之股份或相關股份擁有根據證券及期貨條例第XV部須存置的登記冊內所載（釋義見證券及期貨條例第XV部）或根據香港聯合交易所有限公司證券上市規則（「上市規則」）所載有關上市公司董事進行證券交易之標準守則或根據英國 Financial Services Authority（金融服務監察局）上市規則（「英國上市規則」）第16.13至16.17條之規定須知會 UK Listing Authority（英國上市監察局）之紀錄所載之權益及淡倉。

主要股權 於二零零三年九月三十日，本公司根據按照證券及期貨條例第336條存置之主要股東登記冊及根據上市規則第9.11至9.14條之規定須知會 UK Listing Authority（英國上市監察局）之紀錄所載（除上文所載之董事及最高行政人員外），就本公司所知，於二零零三年九月三十日，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

股東姓名	持有股份的身份	持有股份數目	持有股份百分比
香港中央結算（代理人）有限公司	代名人	106,546,696	47.24%
Newcourt Trustees Limited	所控制法團權益 (附註1、3)	74,101,153	32.86%
Honorex Limited	實益擁有人	1,416,325	29.67%
	所控制法團權益 (附註1、3)	65,496,225	
Conquer Rex Limited	實益擁有人 (附註1、3)	65,496,225	29.04%
惠理基金管理公司	投資經理 (附註2、3)	26,807,000	11.89%
謝清海	所控制法團權益 (附註2、3)	26,807,000	11.89%
HSBC Nominees (Hong Kong) Limited	代名人	16,012,483	7.10%
Twin Success Pacific Limited	實益擁有人 (附註1、3)	7,188,603	3.19%

附註1： 該等股份由 Honorex Limited（「Honorex」）直接持有1,416,325股，Conquer Rex Limited（「Conquer Rex」）直接持有65,496,225股及 Twin Success Pacific Limited（「Twin Success」）直接持有7,188,603股，Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Newcourt Trustees Limited 之全資附屬公司，而該酌情信託之成立人為黃子欣先生。因此，Newcourt Trustees Limited 被視作間接持有總權益74,101,153股及 Honorex 亦視作間接持有65,496,225股。黃子欣先生持有74,101,153股之成立人權益已於上文「董事於股份及相關股份之權益及淡倉」一段中披露。

附註2： 由於謝清海先生擁有32.53%惠理基金管理公司之權益，因此被視作持有相關股份權益。

附註3： 上文所載之權益均為好倉。

除上文所披露者外，概無任何人士（除本公司董事外）通知本公司於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部須披露或根據證券及期貨條例第336條存置之主要股東登記冊所載之權益及淡倉或根據英國上市規則第9.11至9.14條須通知 UK Listing Authority（英國上市監察局）之有關權益。

購股權計劃 本公司設有購股權計劃，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。二零零一年計劃之合資格參與人士包括本公司及／或其任何附屬公司之僱員（包括任何該等公司之執行董事，但不包括非執行董事）。本公司二零零一年計劃之詳情載於簡明綜合財務報表附註12。

關連交易 於二零零三年四月十一日，本公司作為租客與 Aldenham Company Limited（「Aldenham」）作為業主訂立協議，租用位於香港寶雲道之物業，租期由二零零三年四月一日起，為期兩年，每月租金為250,000港元以提供住所予集團之其中一位董事黃子欣先生作為根據其僱傭合約之條款向其提供住所。於簽訂租約之時，Aldenham 為黃子欣先生之妻子及一項信託（其受益人為黃子欣先生及其家族成員）各擁有一半股權之公司，因此根據上市規則之定義 Aldenham 屬關連人士，而本公司與 Aldenham 簽訂該租約構成本公司根據上市規則第14章及英國上市規則第11章所指之一項關連交易，並已於二零零三年四月十一日刊發公佈交代該關連交易之資料。

購買、出售或贖回上市股份 截至二零零三年九月三十日止六個月內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

審核委員會 審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並討論內部監控及財務報告事項（包括截至二零零三年九月三十日止未經審核之中期綜合財務報表）。

審核委員會之成員包括錢果豐先生、馮國綸先生及田北辰先生，三位均為本公司之獨立非執行董事。

最佳應用守則 董事們認為本公司於回顧期內，除某些獨立非執行董事無指定任期外，均遵守上市規則附錄十四所載之最佳應用守則。

公司資料

董事會

執行董事

黃子欣
主席

李偉權
副主席

羅偉良
集團行政總裁

獨立非執行董事

錢果豐
馮國綸
田北辰
汪穗中

理事會

羅偉良
應連君
梁漢光
孔捷思
黃華舜

審核委員會

錢果豐
馮國綸
田北辰

公司秘書

張怡煒

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行
渣打銀行

核數師

畢馬威會計師事務所
香港執業會計師

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

英國股份過戶登記分處

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712－16室

美國存券憑證寄存處

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

vtech

VTech Holdings Ltd
偉易達集團

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong